Exhibit 99.1

Consolidated Financial Statements of

ADVANCED PROTEOME
THERAPEUTICS CORPORATION
(Formerly ThrillTime Entertainment International, Inc.)
(a development stage company)
(Expressed in U.S. Dollars)

YEARS ENDED JULY 31, 2007 AND 2006

BDO Dunwoody LLP	Royal Bank Plaza
Chartered Accountants	P.O. Box 32
and Advisors	Toronto, Ontario, Canada M5J 2J8
	Telephone:	(416) 865-0200
	Telefax:	(416) 865-0887

Auditors' Report

To the Shareholders of
Advanced Proteome Therapeutics Corporation
(formerly ThrillTime Entertainment International, Inc.)
(a development stage company)

We have audited the consolidated balance sheet of Advanced Proteome Therapeutics Corporation (formerly ThrillTime Entertainment International, Inc.) (a development stage company) as at July 31, 2007 and the consolidated statements of operations, cash flows and shareholders’ equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2007 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at July 31, 2006 and for the period then ended were audited by another firm of Chartered Accountants, who expressed an opinion without reservation on those statements in their report dated November 16, 2006.

(Signed) “BDO Dunwoody LLP”

Chartered Accountants, Licensed Public Accountants

Toronto, Ontario
November 16, 2007

ADVANCED PROTEOME THERAPEUTICS CORPORATION
(Formerly ThrillTime Entertainment International, Inc.)
(a development stage company)

CONSOLIDATED BALANCE SHEETS
(Expressed in U.S. Dollars)
As at July 31

	2007	2006
ASSETS
Current
Cash and cash equivalents	$1,307,176	$101,315
Receivables	29,408	15,852
Prepaid expenses	21,459	1,257
Total current assets	1,358,043	118,424
Demand promissory note (Note 5)	-	132,556
Deferred costs	-	57,271
Equipment (Note 6)	258,357	2,114
Total assets	$1,616,400	$310,365
LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	$28,553	$88,885
Due to related party (Note 14)	145,652	-
	174,205	88,885
Non-controlling interest (Note 4)	538,202	-
Shareholders’ equity
Capital stock (Note 10)
Authorized: No maximum number of common shares, without par value
Issued: 56,167,714 (July 2006 – 26, 507,297) common shares	10,236,085	8,101,117
Contributed surplus	948,761	505,236
Deficit	(10,280,853)	(8,384,873)
Total shareholders’ equity	903,993	221,480
Total liabilities and shareholders’ equity	$1,616,400	$310,365

Nature and continuance of operations (Note 1)
Commitments and contingencies (Note 9)
Subsequent events (Note 15)

On behalf of the Board:
(Signed) “Alexander Krantz” Director         (Signed) “Russell E. Phares” Director

The accompanying notes are an integral part of these consolidated financial statements.

ADVANCED PROTEOME THERAPEUTICS CORPORATION
(Formerly ThrillTime Entertainment International, Inc.)
(a development stage company)

CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in U.S. Dollars)
Year ended July 31

			Note 4
	2007	2006	Cumulative -
			October 25,
			2006 to
			July 31, 2007

Revenues
Other income	$58,933	$10,531	$58,858

Operating expenses
Amortization of equipment	29,756	754	29,756
Bank charges	480	518	434
Consulting	38,795	27,703	29,516
General and administration	43,498	11,464	41,185
Foreign exchange	(14,365)	(11,183)	(14,365)
Insurance	27,213	1,120	27,213
Interest expense	8,901	-	8,901
Investor relations	9,500	-	9,500
Professional fees	129,059	123,824	78,149
Regulatory filings	35,009	10,286	24,351
Rent	50,333	15,771	46,303
Shareholder information	8,969	-	-
Stock based compensation	376,908	-	376,908
Supplies	72,134	-	72,134
Travel and entertainment	23,004	-	23,004
Write off of patent applications and technology (Note 3)	1,077,669	-	1,077,669
Wages and benefits	300,502	5,828	300,502

	2,217,365	186,085	2,131,160

	(2,158,432)	(175,554)	(2,072,302)

Other items
Gain on settlement of debt (Note 7)	-	38,100	-

Net loss for the year before non-controlling interest	(2,158,432)	(137,454)	(2,072,302)

Non-controlling interest	262,452	-	262,452

Net loss for the year	$(1,895,980)	$(137,454)	$(1,809,850)

Basic and diluted loss per common share	$(0.04)	$(0.01)

Weighted average number of common shares outstanding – basic and diluted	53,602,885	24,423,735

The accompanying notes are an integral part of these consolidated financial statements.

ADVANCED PROTEOME THERAPEUTICS CORPORATION
(Formerly ThrillTime Entertainment International, Inc.)
(a development stage company)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. Dollars)
Years ended July 31

			Note 4
	2007	2006	Cumulative -
			October 25,
			2006 to
			July 31, 2007

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net loss for the year	$(1,895,980)	$(137,454)	$(1,809,850)
Items not affecting cash:
Amortization of equipment	29,756	754	29,756
Gain on settlement of debt	-	(38,100)	-
Non-controlling interest	(262,452)	-	(262,452)
Stock based compensation	376,908	-	376,908
Write off of patent applications and technology	1,077,669	-	1,077,669
Changes in non-cash working capital items:
Decrease (increase) in receivables	72,694	(15,852)	83,428
(Increase) decrease in prepaid expenses	(20,202)	1,703	(20,202)
(Decrease) increase in accounts payable and accrued liabilities	(143,827)	5,520	(239,076)
Decrease in income and other taxes payable	-	(5,906)	-
Net cash flows provided by (used in) operating activities	(765,434)	(189,335)	(763,819)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Increase in deferred costs	-	(22,092)	-
Proceeds from amount due to related party	3,289	-	1,674
Repayment of long-term debt	-	(45,000)	-
Issuance of common shares	2,641,842	308,510	2,641,842
Share issuance costs	(382,986)	(8,516)	(382,986)
Net cash flows provided by financing activities	2,262,145	232,902	2,260,530

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Net cash received on acquisition of APTI, net of cash paid (Note 4)	38,957	-	38,957
Demand promissory note advanced	(44,204)	(132,556)	(44,204)
Purchase of equipment	(285,603)	-	(285,603)
Net cash flows used in investing activities	(290,850)	(132,556)	(290,850)

Change in cash during the year	1,205,861	(88,989)	1,205,861

Cash and cash equivalents, beginning of year	101,315	190,304	101,315

Cash and cash equivalents, end of year	$1,307,176	$101,315	$1,307,176

Consisting of:
Cash	$146,551	$101,315	$146,551
Certificates of deposit	1,160,625	-	1,160,625
Cash and cash equivalents, end of year	$1,307,176	$101,315	$1,307,176

Supplemental disclosure with respect to cash flows (Note 12)

The accompanying notes are an integral part of these consolidated financial statements.

ADVANCED PROTEOME THERAPEUTICS CORPORATION
(Formerly ThrillTime Entertainment International, Inc.)
(a development stage company)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Expressed in U.S. Dollars)
Years ended July 31

	Share Capital
	Number of		Contributed
	Shares	Amount	Surplus	Deficit	Total
Balance, July 31, 2005	20,007,297	$7,801,123	$505,236	$(8,247,419)	$58,940
Issue of common shares for cash	6,000,000	308,510	-	-	308,510
Issue of common shares as a
finders’ fee	500,000	25,709	-	-	25,709
Share issuance costs	-	(34,225)	-	-	(34,225)
Net loss	-	-	-	(137,454)	(137,454)
Balance, July 31, 2006	26,507,297	8,101,117	505,236	(8,384,873)	221,480
Issue of common shares and
warrants for cash pursuant to a	25,000,000	2,224,207	-	-	2,224,207
private placement
Issue of common shares for cash
pursuant to the exercise of
warrants	4,010,417	389,135	-	-	389,135
Issue of common shares for cash
pursuant to the exercise of
options	150,000	46,883	(18,383)	-	28,500
Issue of agents warrants	-	-	85,000	-	85,000
Issue of common shares as a
finders’ fee	500,000	44,484	-	-	44,484
Share issuance costs	-	(569,741)	-	-	(569,741)
Stock based compensation	-	-	376,908	-	376,908
Net loss	-	-	-	(1,895,980)	(1,895,980)

Balance, July 31, 2007	56,167,714	$10,236,085	$948,761	$(10,280,853)	$903,993

The accompanying notes are an integral part of these consolidated financial statements.

ADVANCED PROTEOME THERAPEUTICS CORPORATION
(Formerly ThrillTime Entertainment International, Inc.)
(a development stage company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
July 31, 2007

1.	NATURE AND CONTINUANCE OF OPERATIONS

The Company changed its name, on August 15, 2006, to Advanced Proteome Therapeutics Corporation and completed the acquisition of Advanced Proteome Therapeutics, Inc. (“APTI”) effective on October 25, 2006 (Note 4). The result was the Company acquired a 56% interest in APTI for consideration of $2,045,254 USD ($2,300,000 Cdn, which was the exchange rate at the date of the transaction).

APTI is a biotechnology company founded to develop and commercialize a platform that is intended to use advanced protein modification technologies to create proprietary human protein pharmaceuticals with enhanced therapeutic properties.

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its iabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to develop profitable operations in the future. The Company generated operating losses in the fiscal years ended July 31, 2007 and 2006. The application of the going concern concept is dependent on the Company’s ability to obtain a viable operation and receive continued financial support from its shareholder and from external financing. Management is of the opinion that sufficient working capital will be obtained from external financing to meet the Company’s liabilities and commitments.

There can be no assurances that the Company will be successful in raising additional cash to finance operations or that the continued support of creditors and shareholders will be available. The consolidated financial statements do not include any adjustments relating to the recoverability of assets and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

	July 31,	July 31,
	2007	2006

Working capital	$1,329,490	$29,539
Deficit	(10,280,853)	(8,384,873)

ADVANCED PROTEOME THERAPEUTICS CORPORATION
(Formerly ThrillTime Entertainment International, Inc.)
(a development stage company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
July 31, 2007

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and consolidation

ThrillTime Entertainment International Inc. (“ThrillTime”) exchanged all of its shares for shares of its wholly-owned subsidiary, Advanced Proteome Therapeutics Corporation. As a result, the Company was identified as the acquirer and ThrillTime became a wholly owned subsidiary of the Company. These consolidated financial statements include the accounts of the Company, 100% of ThrillTime, incorporated in British Columbia, Canada and its 56% owned subsidiary, APTI, incorporated under the laws of the State of Delaware, U.S.A. All significant inter-company transactions have been eliminated on consolidation.

Use of estimates

The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of the assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from those estimates.

Cash and cash equivalents

All highly liquid investments with original maturities of three months or less are classified as cash equivalents.

Equipment

Equipment is recorded at cost and is amortized over their remaining estimated useful economic life as follows:

Lab equipment	Declining balance basis at 20% per annum
Office equipment	Declining balance basis at between 20% and 30% per annum
Computer equipment	Declining balance basis at 30% per annum

Deferred costs

Costs related to raising capital or acquiring a business such as corporate finance costs, legal fees and sponsorship fees are recognized as a capital transaction or included in the cost of an acquired business and allocated to acquired net assets. Such costs are deferred until the corresponding transaction is complete. If the corresponding transaction is abandoned, the related costs are written off in the statement of operations.

Stock-based compensation

Stock options and direct awards of stock granted to employees and non-employees are recorded at fair value on the date of grant and the associated expense is amortized over the vesting period. The Company issues shares and share options under its share-based compensations plans. Any consideration paid upon exercise of the share options or purchase of shares is credited to share capital.

ADVANCED PROTEOME THERAPEUTICS CORPORATION
(Formerly ThrillTime Entertainment International, Inc.)
(a development stage company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
July 31, 2007

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Translation of foreign currencies

The Company’s functional currency is the U.S. dollar. Transactions denominated in foreign currencies, but for which the functional currency of the operations is the United States dollar, are translated at the exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in currencies other than the functional currency are translated at the exchange rate prevailing at the balance sheet date. Exchange gains and losses on translation are included in earnings. Note that the Company’s stock is traded on the TSX Venture Exchange and therefore stock prices are quoted in Canadian dollars.

Patent applications and technology

The costs incurred to acquire options and/or rights to technologies and also the costs to register patents on these technologies have been capitalized and will be amortized over the estimated useful lives of the technology commencing upon its commercial release.

Research costs are expensed as incurred. Development costs which meet generally accepted criteria, including reasonable assurance regarding recoverability, are deferred and amortized from the beginning of commercial production. Annually, the Company reviews the recoverability of deferred development costs through an evaluation of the expected future cash flows from commercialization of the associated products to determine if there has been an impairment in the recoverable amount.

When management believes that the Company will no longer pursue an option, patent or right, or if management concludes that it is recorded at an amount in excess of its net recoverable amount, the cost associated with the option, patent or right is written off or written down .

Long lived assets

Long-lived assets, including equipment and intangible assets with finite useful lives, are amortized over their useful lives. The Company reviews long-lived assets for impairment annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of a group of assets is less than its carrying amount, it is considered to be impaired. An impairment loss is measured as the amount by which the carrying amount of the group of assets exceeds its fair value. No impairment was recorded for the years ended July 31, 2007 and 2006.

Income taxes

The Company follows the asset and liability method of accounting for income taxes whereby future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values and their respective income tax bases (temporary differences). Future income tax assets and liabilities are measured using enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period in which the change occurs. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

ADVANCED PROTEOME THERAPEUTICS CORPORATION
(Formerly ThrillTime Entertainment International, Inc.)
(a development stage company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
July 31, 2007

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Earnings (loss) per share

Basic earnings (loss) per share are computed by dividing net income (loss) by the weighted average number of shares outstanding during the reporting period, which is reported in U.S. Dollars. Diluted earnings per share are computed similar to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.

3.	PATENT APPLICATION AND TECHNOLOGY

Since there is insufficient evidence to indicate reasonable assurance that the costs incurred to date will be recoverable and the potential for the technology to generate revenues for the Company involves risks and uncertainties which are difficult to predict, as at July 31, 2007, the asset has been written off.

4.	BUSINESS COMBINATION AND NON-CONTROLLING INTEREST

Effective October 25, 2006 the Company acquired 56% of the outstanding common shares of APTI for consideration in the amount of $2,045,254 USD ($2,300,000 Cdn, which was the exchange rate at the date of the transaction), comprising a cash payment of $1,779,518 USD ($2,000,000 Cdn) and the conversion of a demand promissory note (Note 5) in the amount of $265,736 USD ($300,000 Cdn).

The acquisition has been accounted for by the purchase method and the operations of APTI have been included in the consolidated financial statements from the date of acquisition. Since APTI is a development stage company, the Company is required to disclose cumulative results in the statements of operations and cash flows from the date of acquisition.

The purchase price was allocated as follows:

Cash	$2,084,211
Equipment	396
Accounts receivable	86,250
Patent applications and technology	1,077,669
Accounts payable and accrued liabilities	(83,495)
Promissory note payable	(176,760)
Due to related party (Note 14)	(142,363)
Non-controlling interest	(800,654)
$2,045,254

Non-controlling interest as at July 31, 2007

Non-controlling interest at carrying amount of net assets acquired	$(800,654)
Non-controlling share of loss	262,452
$538,202

ADVANCED PROTEOME THERAPEUTICS CORPORATION
(Formerly ThrillTime Entertainment International, Inc.)
(a development stage company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
July 31, 2007

4.	BUSINESS COMBINATION AND NON-CONTROLLING INTEREST (cont’d…)

Subsequent Subscriptions

Subsequent to the issuance of the APTI shares, pursuant to the business combination, the number of is sued and outstanding shares of APTI shall at all times equal the number of issued and outstanding shares of APTC.

5.	DEMAND PROMISSORY NOTE

On May 25, 2006, the Company entered into a letter of intent with APTI, which was completed on October 25, 2006 (Note 4). Pursuant with the letter of intent the Company agreed to loan APTI up to $300,000 Cdn. As at July 31, 2006 the demand promissory note of $132,556 USD ($150,000 Cdn) was advanced to APTI, bore interest at 1% per annum, and was secured by a promissory note. The note was convertible to 4,000,000 shares of APTI subject to certain conditions. As at October 25, 2006 a further $44,204 USD ($50,000 Cdn) and $88,976 USD ($100,000 Cdn) was advanced and the note was applied to the purchase price of the acquisition of APTI (Note 4).

6.	EQUIPMENT

		Accumulated	Net
July 31,2007	Cost	Amortization	Book Value

Lab equipment	$275,207	$27,560	$247,647
Office equipment	16,028	14,492	1,536
Computer equipment	10,793	1,619	9,174
	$302,028	$43,671	$258,357

		Accumulated	Net
July 31,2006	Cost	Amortization	Book Value

Office equipment	$16,028	$13,914	$2,114

7.	LONG-TERM DEBT

Note payable bearing interest at 18% per annum

A promissory note in the principal sum of $ 60,000, as at July 31, 2005 was due on demand and bore interest at 18% per annum. During the fiscal year ended July 31, 2006 the Company settled the long-term debt of $60,000 and all accrued interest of $23,100 by way of a one-time payment of $ 45,000, resulting in a gain of $ 38,100.

8.	SEGMENTED INFORMATION

The Company currently conducts substantially all of its operations in the United States.

ADVANCED PROTEOME THERAPEUTICS CORPORATION
(Formerly ThrillTime Entertainment International, Inc.)
(a development stage company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
July 31, 2007

9.	COMMITMENTS AND CONTINGENCIES

The Company is committed to lease a premise at a monthly rent of $ 6,250 for a period of 1 year, commencing January 1, 2007, with an option to extend the lease for 1 additional year.

10.	CAPITAL STOCK

Share issuances

Concurrent with, and as a condition precedent to a plan of arrangement On October 25, 2006, the Company completed a brokered and non-brokered private placement of 25,000,000 units at a price of $0.10 Cdn per unit for gross proceeds of $2,224,207 USD ($2,500,000 Cdn). Each unit is comprised of one common share and one-half share purchase warrant, each warrant exercisable at a price of $0.15 Cdn per share for a period of one year. A cash commission of 8% ($177,936 USD) was paid to the selling agent and the selling group, and to finders on the non-brokered portion at closing. The agent was also issued 3,440,367 agent’s warrants for its services at a value of $85,000 USD, exercisable into one common share of the Company at a price of $0.10 Cdn per unit for a period of one year. The fair value of these warrants issued has been estimated as of the date of grant using the Black-Scholes warrants valuation model with the following assumptions: risk-interest rate of 4.1%, dividend yield 0%, a historic volatility of 60% and expected term of 1 year. The Company paid $35,590 USD ($40,000 Cdn) in expenses relating to this transaction and issued 500,000 common shares of the Company as sponsorship fees at a value of $ 0.10 Cdn per share ($44,484 USD ($50,000 Cdn)). Legal and audit fees incurred to complete this transaction totaled $169,459 USD ($190,500 Cdn).

As at July 31, 2006 the Company had incurred $57,271 USD of deferred costs in connection with these transactions.

The Company received proceeds of $252,167 USD ($296,667 Cdn) from the exercise of 2,966,667 warrants at a price of $0.10 Cdn per share and $125,687 USD ($138,750 Cdn) from the exercise of 925,000 warrants at a price of $0.15 Cdn per share. The Company also received proceeds of $11,281 USD ($11,875 Cdn) from the exercise of 118,750 agent’s warrants at $0.10 Cdn per share.

The Company received $28,500 USD ($30,000 Cdn) from the exercise of 150,000 stock options at a price of $0.20 Cdn per share.

Stock options

The Company has a stock option plan (“the Plan”) that allows the directors to grant stock options to purchase up to a total of 5,616,771 common shares, provided that stock options in favour of any one individual may not exceed 5% of the issued and outstanding shares. No stock option granted under the Plan is transferable by the optionee other than by will or the laws of descent and distribution, and each stock option is exercisable during the lifetime of the optionee only by such optionee.

The exercise price of all stock options granted under the Plan must not be less than the Discounted Market Price (the last closing price of the listed shares before the date of the grant), subject to a minimum price of Cdn $0.10 per share, and the maximum term of each stock option may not exceed five years. Vesting is provided at the discretion of the directors and once vested, options are exercisable at any time. Any shares issued on the exercise of stock options must be legended with a four-month holding period commencing on the date the stock options were granted.

ADVANCED PROTEOME THERAPEUTICS CORPORATION
(Formerly ThrillTime Entertainment International, Inc.)
(a development stage company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
July 31, 2007

10.	CAPITAL STOCK (cont’d…) Stock options (cont’d…)

Stock option transactions and the number of share options outstanding are summarized as follows:

			Weighted
			Average
	Number		Exercise
	Of Options		Price
Balance, July 31, 2005	1,900,000		$0.10 Cdn
Expired or cancelled	(1,900,000)		(0.10) Cdn
Balance, July 31, 2006	Nil	$	Nil
Granted and expiring on or before February 26, 2012	4,300,000		$0. 20 Cdn
Forfeited during fiscal 2007	(50,000)		(0.20) Cdn
Exercised during fiscal 2007	(150,000)		(0.20) Cdn
	4,100,000		$0. 20 Cdn
Granted and expiring on or before April 10, 2012	300,000		$0. 30 Cdn
Granted and expiring on or before June 18, 2012	300,000		$0. 41 Cdn
Granted and expiring on or before July 10, 2012	370,000		$0. 35 Cdn
Balance, July 31, 2007	5,070,000		$0. 21 Cdn

During the fiscal year ended July 31, 2006, all options expired unexercised.

During fiscal 2007 the Company granted incentive stock options to directors, officers, employees and consultants to purchase up to an aggregate of 4,300,000 common shares exercisable on or before February 16, 2012 at a price of $0.20 Cdn per share. 1,900,000 of these stock options vested immediately. Of the remaining 2,400,000 stock options, 800,000 vest annually over the next three years. During fiscal 2007, 150,000 of these options were exercised and 50,000 forfeited. The fair value of each option granted has been estimated as of the date of the grant using the Black-Scholes option pricing model with the following assumptions: risk-interest rate of 4.1%, dividend yield 0%, a historic volatility of 90.2%, and expected term of 5 years, equal to the full life of the options as the Company does not expect any options to be exercised early.

ADVANCED PROTEOME THERAPEUTICS CORPORATION
(Formerly ThrillTime Entertainment International, Inc.)
(a development stage company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
July 31, 2007

10.	CAPITAL STOCK (cont’d…)

Stock options (cont’d…)

The Company granted additional incentive stock options to directors, officers and employees to purchase up to an aggregate of 300,000 common shares exercisable on or before April 10, 2012 at a price of $0.30 Cdn per share. 25% vested immediately and the balance vest at a rate of 25% annually over the next three years. The fair value of each option granted has been estimated as of the date of the grant using the Black-Scholes option pricing model with the following assumptions: risk-interest rate of 4.1%, dividend yield 0%, a historic volatility of 90.2%, and expected term of 5 years, equal to the full life of the options as the Company does not expect any options to be exercised early.

The Company granted additional incentive stock options to consultants to purchase up to an aggregate of 300,000 common shares exercisable on or before June 18, 2012 at a price of $0.41 Cdn per share. 25% of these vest three months from the grant date and the balance vest at a rate of 25% every three months thereafter. The fair value of each option granted has been estimated as of the date of the grant using the Black-Scholes option pricing model with the following assumptions: risk-interest rate of 4.6%, dividend yield 0%, a historic volatility of 90.2%, and expected term of 5 years, equal to the full life of the options as the Company does not expect any options to be exercised early.

The Company granted additional incentive stock options to directors, officers, employees to purchase up to an aggregate of 370,000 common shares exercisable on or before July 10, 2012 at a price of $0.35 Cdn per share. 25% vested immediately and the balance vest at a rate of 25% annually over the next three years. The fair value of each option granted has been estimated as of the date of the grant using the Black-Scholes option pricing model with the following assumptions: risk-interest rate of 4.6%, dividend yield 0%, a historic volatility of 90.2%, and expected term of 5 years, equal to the full life of the options as the Company does not expect any options to be exercised early.

For the fiscal year ended July 31, 2007 the Company recorded a total of $376,908 USD ($435,498 Cdn) in stock based compensation expense related to stock options in the consolidated statement of operations.

Warrants and option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates and therefore, in management’s opinion, existing models do not necessarily provide reliable measurement of the fair value of the Company’s stock options.

Stock options to purchase shares from the Company are granted to directors and employees of the Company on the terms and conditions acceptable to the applicable securities regulatory authorities in Canada, in particular the TSX Venture Exchange (TSX-V).

ADVANCED PROTEOME THERAPEUTICS CORPORATION
(Formerly ThrillTime Entertainment International, Inc.)
(a development stage company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
July 31, 2007

10.	CAPITAL STOCK (cont’d…) Warrants

As at July 31, 2007 the following warrants were outstanding:

		Weighted
		Average
	Number	Exercise
	Of Warrants	Price

Balance, July 31, 2006	3,000,000	$0.10 Cdn

Exercised on or before November 25, 2006	(2,966,667)	$(0.10) Cdn
Expired as of November 25, 2006	(33,333)	$(0.10) Cdn
	-

Issued pursuant to private placement, expiring October 24, 2007	12,500,000	$0.15 Cdn
Less warrants exercised in fiscal 2007	(925,000)	$(0.15) Cdn
	11,575,000	$0.15 Cdn

Agents warrants, expiring October 24, 2007	3,440,367	$0.10 Cdn
Less warrants exercised in fiscal 2007	(118,750)	$(0.10) Cdn
	3,321,617	$0.10 Cdn

Balance, July 31, 2007	14,896,617	$0.14 Cdn

As the Company experienced losses for the years ended July 31, 2006 and 2005, all potential common shares outstanding from dilutive securities are considered anti-dilutive and are excluded from the calculation of loss per share for those years.

Details of anti-dilutive potential securities outstanding not included in diluted EPS calculations at July 31 are as follows:

Anti-dilutive potential securities	2007	2006

Common shares potentially assumable:
- pursuant to warrants	7,448,3097,560	1,500,0007,647
- under stock options	5,070,0004	-
	12,518,309	1,500,000

ADVANCED PROTEOME THERAPEUTICS CORPORATION
(Formerly ThrillTime Entertainment International, Inc.)
(a development stage company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
July 31, 2007

11.	INCOME TAXES

(a) Reconciliation between statutory rate and actual rate:

	2007	2006

Net loss before income taxes	$(1,895,980)	$(137,454)

Income tax recovery computed at statutory combined basis rate of 34% (2006 – 36%)	$(647,000)	$(49,000)
Permanent differences	131,000	(17,000)
Writedown of patent applications on consolidation	370,000	-
Non-controlling interest	(90,000)	-
Drawdown in valuation allowance	236,000	66,000
	$-	$-

(b) Future tax assets:

	2007	2006

Future income tax assets:
Non-capital loss carry forwards	$522,000	$565,000
Capital assets	8,000	-
APTI losses carryforward prior to acquisition	101,000	-
Losses expiring – dissolution of previous subsidiaries	(302,000)	-
Valuation allowance	(329,000)	(565,000)
	$-	$-

Management believes that it is not likely that it will create sufficient taxable income to realize its future tax assets. As a result, no benefit has been recognized in these statements and a full valuation allowance has been recognized against future income tax assets.

ADVANCED PROTEOME THERAPEUTICS CORPORATION
(Formerly ThrillTime Entertainment International, Inc.)
(a development stage company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
July 31, 2007

11.	INCOME TAXES (cont’d …)

Subject to certain restrictions, the Company has non-capital losses carried forward for tax purposes available to reduce taxable income for future years in the approximate amounts of $588,000 in Canada and $785,000 in the United States. These losses expire as follows:

Year	Amount

2015	$ 366,000
2018	22,000
2019	31,000
2020	10,000
2021	4,000
2022	16,000
2023	7,000
2024	18,000
2025	16,000
2026	270,000
2027	613,000
$1,373,000

12.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Supplemental cash flow disclosure and non-cash financing and investing activities are as follows:

	July 31,	July 31,
	2007	2006

Interest paid	$8,901	$-

The significant non-cash transactions for the year ended July 31 2007 consisted of:

a)	The issuance of 500,000 common shares valued at $44,484 USD ($50,000 Cdn) as a sponsor fee relating to the private placement of 25,000,000 units.
b)	The issuance of 3,440,367 agent’s warrants valued at $ 85,000 USD ($95,540 Cdn) for services related to the private placement of 25,000,000 units.

The significant non-cash transactions for the year ended July 31, 2006 consisted of:

a)	The issuance of 500,000 common shares valued at $25,709 as a finders’ fee relating to the private placement of 6,000,000 units.
b)	The accrual of $35,179 for deferred costs as at July 31, 2006.

ADVANCED PROTEOME THERAPEUTICS CORPORATION
(Formerly ThrillTime Entertainment International, Inc.)
(a development stage company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
July 31, 2007

13.	FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, demand promissory note, accounts payable and accrued liabilities and due to related party, the carrying values of which approximate fair value due to the immediate or short-term maturity of these financial instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

The Company is exposed to currency risk arising from fluctuations in foreign exchange rates and the degree of volatility in those rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

14.	RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

During the fiscal year ended July 31, 2007 the Company paid or accrued $14,583 (2006 - $27,703) to a director and officer for consulting services included in general and administrative costs. Included within accounts payables and accrued liabilities is $Nil (2006 - $7,070) owing in respect to these services.

The amount due to related party of $145,652 is due to the non-controlling interest and bears interest at 5.0% per annum. The amount is due December 31, 2008 and includes interest accrued of $4,127. During the fiscal year ended July 31, 2007, interest of $7,076 was paid in cash.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

15.	SUBSEQUENT EVENTS

Subsequent to year end, 11,495,130 warrants and 3,163,492 agents’ warrants were exercised at a price of $0.15 and $0.10 respectively for proceeds of $1,724,270 Cdn and $316,349 Cdn. The impact of these warrants has not been reflected in these financial statements as they were exercised subsequent to year end.